UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 30, 2022

IRIS ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Delaware	001-40167	85-3901431
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3rd Floor Zephyr House

122 Mary Street, George Town

PO Box 10085

Grand Cayman KY1-1001, Cayman Islands

(Address of principal executive offices and zip code)

971 4 3966949

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fourth of one Redeemable Warrant	IRAAU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	IRAA	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	IRAAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

On November 30, 2022, Iris Acquisition Corp, a Delaware corporation (“we,” “our,” or “Iris”), Iris Parent Holding Corp., a Delaware corporation (“ParentCo”), Liminatus Pharma, LLC, a Delaware limited liability company (“Liminatus”), Liminatus Pharma Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ParentCo (“Liminatus Merger Sub”), and SPAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ParentCo (“SPAC Merger Sub” and together with Liminatus Merger Sub, the “Merger Subs”), entered into a business combination agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”): (a) Liminatus Merger Sub will merge with and into Liminatus (the “Liminatus Merger”), with Liminatus surviving the Liminatus Merger as a direct wholly-owned subsidiary of ParentCo, and (b) simultaneously with the Liminatus Merger, SPAC Merger Sub will merge with and into Iris (the “SPAC Merger” and, together with the Liminatus Merger, the “Mergers”), with Iris surviving the SPAC Merger (the “SPAC Surviving Subsidiary”) as a direct wholly-owned subsidiary of ParentCo (the transactions contemplated by the foregoing clauses (a) and (b) the “Business Combination,” and together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions and other terms relating to the Mergers and the other Transactions contemplated thereby, are summarized below. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Effect of the Business Combination on Existing Iris Equity

Subject to the terms and conditions of the Business Combination Agreement, the Business Combination will result in, among other things, the following:

•	immediately prior to the effective time of the Mergers (the “Effective Time”), every issued and outstanding Unit will be automatically separated and broken out into its constituent parts and the holder thereof shall be deemed to hold one share of Class A Common Stock, par value $0.0001 per share (the “Class A Shares”) and one-fourth of one whole redeemable warrant that was included as part of each Unit (the “Public Warrants”), and such underlying constituent securities of Iris shall be converted in accordance with the applicable terms of the Business Combination Agreement, and in accordance with the terms of the Warrant Agreement (defined below), no fractional Public Warrants shall be issued upon separation of the outstanding Units, but shall instead be rounded down to the nearest whole Public Warrant;

•	immediately prior to the Effective Time, each issued and outstanding share of the Class B Common Stock, par value $0.0001 per share (the “Class B Shares”) will, in accordance with our Certificate of Incorporation, be converted automatically into and thereafter represent one Class A Share;

•	at the Effective Time, each issued and outstanding Class A Share will be converted automatically into and thereafter represent the right to receive one share of common stock, par value $0.0001 per share of ParentCo (“ParentCo Common Stock”), following which all Class A Shares will cease to be outstanding and will automatically be canceled and will cease to exist, and the holders of certificates previously evidencing Class A Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such shares, except as provided in the Business Combination Agreement or by applicable Law, and each certificate formerly representing Class A Shares will thereafter represent only the right to receive the relevant amount for such Class A Shares in accordance with the applicable provisions of law and Iris’s governing documents;

•	at the Effective Time, each issued and outstanding Public Warrant will, in accordance with the terms of the Warrant Agreement, immediately and automatically represent the right to purchase shares of ParentCo Common Stock on the same terms and conditions as are set forth in the Warrant Agreement (each a “ParentCo Public Warrant”);

•	at the Effective Time, each issued and outstanding non-redeemable warrant of Iris that was issued by Iris in a private placement at the time of the consummation of our initial public offering, entitling the holder thereof to purchase one Class A Share at $11.50 per share (the “Private Placement Warrants”), except those issued to Cantor Fitzgerald & Co. (“Cantor”), will be forfeited. In accordance with the terms of the Warrant Agreement, the Private Placement Warrants issued to Cantor shall immediately and automatically represent the right to purchase shares of ParentCo Common Stock on the same terms and conditions as are set forth in the Warrant Agreement (each a “ParentCo Private Placement Warrant”); and

•	at the Effective Time, each share of common stock of SPAC Merger Sub outstanding immediately prior to the Effective Time will be converted into an equal number of shares of common stock of Iris each of which is held by ParentCo, with the same rights, powers and privileges as the shares so converted, and such shares will constitute the only outstanding shares of capital stock of Iris.

Consideration

The aggregate consideration to be paid in the Transactions to the direct or indirect owners of Liminatus will consist of 25.0 million shares of ParentCo’s common stock. The number of shares of the equity consideration was determined based on $10.00 per share value for ParentCo’s common stock.

Redemptions

Pursuant to our charter and the Trust Agreement (defined below), eligible holders of Class A Shares may elect to redeem all or a portion of such holder’s Class A Shares (the “SPAC Share Redemptions”), at the per-share price, payable in cash, equal to such holder’s pro rata share of Iris’s trust account, by tendering the Class A Shares of such holder for redemption not later than 5:00 p.m. Eastern Time on the date that is two Business Days prior to the date of the special meeting of the holders of Class A Shares and Class B Shares to be called for the purpose of voting on proposals related to the Transactions (“Stockholder Meeting”).

Listing of New Parent Common Stock

Shares of ParentCo Common Stock and ParentCo Public Warrants are expected to be listed on the Nasdaq Stock Market LLC (the “Nasdaq”).

Representations and Warranties and Covenants

Each of the parties to the Business Combination Agreement have made representations, warranties and covenants in the Business Combination Agreement that are customary for transactions of this nature.

Conditions to Each Party’s Obligations

Consummation of the transactions contemplated by the Business Combination Agreement is subject to customary conditions of the respective parties, and conditions customary to special purpose acquisition companies, including the approval of Iris’s stockholders and Liminatus’s members. In addition, consummation of the Transactions is subject to other closing conditions, including, among others: (a) if required, the expiration of the waiting period (or extension thereof) under the Hart-Scott Rodino Antitrust Improvement Act of 1976 (the “HSR Act”), (b) the absence of any order, writ, judgment, injunction, temporary restraining order, stipulation, determination, decree or award entered by or with or under the authority of any governmental entity or arbitral institution in effect enjoining or prohibiting the consummation of the Transactions, and the absence of any law that makes consummation of the Transactions illegal or otherwise prohibited, (c) approval by the Iris stockholders at the Stockholder Meeting of the Transactions, the adoption of a long term incentive plan, and the appointment of members of the ParentCo board of directors, (d) after giving effect to all SPAC Share Redemptions and the PIPE Equity Investment (defined below), Iris shall have consolidated net tangible assets of at least $5,000,001 (as calculated and determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act) either immediately prior to or upon the closing of the Mergers after giving effect to the Transactions, and (e) the ParentCo Proxy/Registration Statement (as defined in the Business Combination Agreement) shall have become effective, no stop order shall have been issued by the SEC and remain in effect and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending, (f) receipt of approval for listing on Nasdaq for the shares of ParentCo Common Stock to be issued in connection with the Mergers, (g) delivery by the other parties of all closing deliveries, documents and other items required to be delivered by such parties as required by the Business Combination Agreement, and (h) the completion of the PIPE Equity Investment and Convertible Notes Investment (as defined below).

Termination

The Business Combination Agreement may be terminated and the transactions contemplated by the Business Combination Agreement abandoned at any time prior to the Closing only as follows:

•	by the mutual written consent of Liminatus and Iris;

•	by Liminatus or Iris by written notice to the other Party if any applicable law is in effect making the consummation of the transactions contemplated by the Business Combination Agreement illegal or any final, non-appealable order is in effect permanently preventing the consummation of the transactions contemplated by the Business Combination Agreement; provided, however, that the right to terminate the Business Combination Agreement pursuant to this provision shall not be available to any party whose breach of any representation, warranty, covenant or agreement of the Business Combination Agreement resulted in or caused such final, non-appealable order or other action (including, with respect to Liminatus, any breach by ParentCo);

•	by Liminatus or Iris by written notice to the other Party if the consummation of the transactions contemplated by the Business Combination Agreement shall not have occurred on or before June 7, 2023 (the “Outside Date”); provided, however, that the right to terminate the Business Combination Agreement under this provision shall not be available to any party that has materially breached any of its representations, warranties, covenants or agreements under the Business Combination Agreement (including, with respect to Liminatus, any breach by ParentCo) if such material breach is the primary cause of or has resulted in the failure of the transactions contemplated by the Business Combination Agreement to be consummated on or before such date;

•	by Liminatus by written notice to Iris if Iris breaches any of its representations or warranties contained in the Business Combination Agreement or breaches or fails to perform any of its covenants contained in the Business Combination Agreement, which breach or failure to perform (i) would render a condition precedent to Liminatus’ obligations to consummate the transactions set forth in Section 4.1(c)(i) or Section 4.1(c)(ii) of the Business Combination Agreement not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to Iris by Liminatus, cannot be cured or has not been cured by the earlier of the Outside Date and thirty (30) days after receipt of such written notice and Liminatus has not waived in writing such breach or failure; provided, however, that the right to terminate the Business Combination Agreement under this provision shall not be available to Liminatus if Liminatus is then in material breach of any representation, warranty, covenant or agreement contained in the Business Combination Agreement;

•	by Iris by written notice to Liminatus if Liminatus breaches any of its representations or warranties contained in the Business Combination Agreement or Liminatus breaches or fails to perform any of its covenants contained in the Business Combination Agreement, which breach or failure to perform (i) would render a condition precedent to Iris’s obligations to consummate the transactions set forth in Section 4.1(b)(i) or Section 4.1(b)(ii) of the Business Combination Agreement not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to Liminatus by Iris, cannot be cured or has not been cured by the earlier of the Outside Date and thirty (30) days after the delivery of such written notice and Iris has not waived in writing such breach or failure; provided, however, that the right to terminate the Business Combination Agreement under this provision shall not be available to Iris if Iris is then in material breach of any representation, warranty, covenant or agreement contained in the Business Combination Agreement;

•	by Liminatus by written notice to Iris if Iris fails to complete an extension of the deadline by which it must complete its business combination by December 31, 2022;

•	by Liminatus by written notice to Iris if Iris fails, at any time prior to the Effective Time, to maintain the listing of publicly traded equity securities of Iris on the Nasdaq or other national securities exchange acceptable to Liminatus;

•	by Liminatus or Iris by written notice to the other party if the required vote of Iris’s stockholders is not obtained at the special meeting of Iris’s stockholders (subject to any adjournment or postponement thereof);

•	by written notice from Iris to Liminatus if the approval by Liminatus’s members of the Transactions is not obtained within ten (10) Business Days after the proxy/registration statement to be filed by ParentCo has become effective; and

•	by written notice by Iris to Liminatus, if there shall have been a Material Adverse Effect (as defined in the Business Combination Agreement) following the date of the Business Combination Agreement which is uncured and continuing.

In the event of the valid termination of the Business Combination Agreement pursuant to the subsections above, the Business Combination Agreement shall immediately become null and void, without any liability on the part of any party or any other person, and all rights and obligations of each party shall cease; provided that (a) the agreements contained in Section 8.5, Section 8.9, Section 8.10, Section 10.2 and Article XI of the Business Combination Agreement survive any termination of the Business Combination Agreement and remain in full force and effect and (b) no such termination shall relieve any party from any liability arising out of or incurred as a result of its fraud or its willful and material breach of the Business Combination Agreement prior to such termination (subject to Section 11.10 of the Business Combination Agreement). Without limiting the foregoing, and except as provided in Section 8.10 and Section 10.2 of the Business Combination Agreement (but subject to Section 11.10 of the Business Combination Agreement) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 11.11 of the Business Combination Agreement, the parties’ sole right prior to the closing of the Transactions with respect to any breach of any representation, warranty, covenant or other agreement contained in the Business Combination Agreement by another party or with respect to the transactions contemplated by the Business Combination Agreement shall be the right, if applicable, to terminate the Business Combination Agreement as set forth above.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that these schedules contain information that is material to an investment decision.

Certain Related Agreements

The Sponsor Agreement

Concurrently with the execution of the Business Combination Agreement, Iris, Liminatus, and Iris Acquisition Holdings LLC, a Delaware limited liability company (the “Sponsor”), entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to, among other things, (i) appear at the Stockholder Meeting and vote all of its shares of Class B common stock of Iris it holds or has the power to vote (including any acquired in future) in favor of the Business Combination Agreement and the Transactions contemplated thereby, (ii) be bound by certain transfer restrictions with respect to its shares of Class B common stock of Iris, and (iii) not redeem any of its shares of Class B common stock of Iris in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

PIPE Subscription Agreement and Convertible Note Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, ParentCo and Iris have entered into an equity subscription agreement (the “PIPE Equity Subscription Agreement”) with one accredited investor (the “PIPE Investor”) pursuant to which the PIPE Investor has committed to purchase 1,500,000 shares of ParentCo Common Stock at a purchase price per share of $10.00 (the “PIPE Shares”), for an aggregate purchase price of $15,000,000 (the “PIPE Equity Investment”). The obligations to consummate the transaction contemplated by the PIPE Equity Subscription Agreement are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Business Combination Agreement.

Simultaneously with the PIPE Equity Subscription Agreement, ParentCo and Iris have entered into a convertible note subscription agreement (the “Convertible Note Subscription Agreement”) with one accredited investor (the “PIPE Subscriber”) pursuant to which the PIPE Subscriber has committed to subscribe for and purchase 8% convertible notes (the “Convertible Notes”) of and from ParentCo in an aggregate principal amount of $25,000,000 (the “Convertible Notes Investment”) due three years after the Closing of the Business Combination, with an initial conversion price of $11.50 per share of ParentCo Common Stock, which is subject to future downward adjustment based upon the market price of the publicly traded ParentCo Common Stock. The obligations to consummate the transactions contemplated by the Convertible Note Subscription Agreement are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Business Combination Agreement.

In connection with the PIPE Equity Investment and the Convertible Notes Investment, ParentCo will grant the PIPE Investor and PIPE Subscriber certain customary registration rights as described under “Registration Rights Agreement”. The PIPE Shares and the shares underlying the Convertible Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the availability of an exemption from such registration.

The foregoing descriptions of the PIPE Equity Subscription Agreement and the Convertible Note Subscription Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of the PIPE Equity Subscription Agreement,Convertible Note Subscription Agreement and the form of Convertible Note, copies of which are attached hereto as Exhibit 10.2,Exhibit 10.6 and Exhibit 10.7, respectively, and are incorporated herein by reference.

Sponsor Forfeiture Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor and Iris entered into a Sponsor Forfeiture Agreement (the “Forfeiture Agreement”), pursuant to which the Sponsor agreed to forfeit 4,177,778 Private Placement Warrants effective immediately prior to the Closing.

The foregoing description of the Forfeiture Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Forfeiture Agreement, a copy of which is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

Registration Rights Agreement

In connection with the consummation of the Business Combination, ParentCo will enter into an Amended and Restated Registration Rights Agreement (the “RRA”) with Sponsor, Cantor, certain former members of Liminatus, the PIPE Investor and the PIPE Subscriber. The RRA includes, among other things, the following provisions:

ParentCo will be required to file a resale shelf registration statement on behalf of the ParentCo security holders party to the agreement within 30 days after the closing of the Business Combination. The RRA also provides certain demand rights and piggyback rights to ParentCo stockholders, subject to certain specified underwriter cutbacks and issuer blackout periods. ParentCo will bear all costs and expenses incurred in connection with the resale shelf registration statement, any demand registration statement, any underwritten takedown, any block trade, any piggyback registration statement prior to its withdrawal and all expenses incurred in performing or complying with its other obligations under the RRA, whether or not the registration statement becomes effective.

The RRA will terminate with respect to any holder party thereto, on the date that such holder party no longer holds any registrable securities.

The foregoing description of the RRA does not purport to be complete and is qualified in its entirety by the terms and conditions of the RRA, a form of which is attached hereto as Exhibit 10.5 and is incorporated herein by reference.

Lock-Up Agreement

Concurrently with the execution of the Business Combination Agreement, ParentCo entered into a Lock-Up Agreement (“Lock-Up Agreement”) with Sponsor, and certain Liminatus members with respect to the shares of ParentCo Common Stock that will be issued as consideration under the Business Combination Agreement. The Lock-Up Agreement includes, among other things, the following provisions:

Certain Liminatus members will not be able to transfer any shares of ParentCo Common Stock beneficially owned or otherwise held by them for a period that is the earlier of: (a) for one-third of the shares, six months after the date of closing, for one-third of the shares, twelve months after the date of closing; and for one-third of the shares, twenty-four months after the date of closing; (b) the date on which the closing price of the ParentCo Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) for any 20 trading days within any 30-trading day period or (c) the date on which ParentCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of ParentCo’s stockholders having the right to exchange their shares of ParentCo common stock for cash, securities or other property.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Lock-Up Agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The PIPE Shares, the Convertible Notes, the shares of ParentCo Common Stock into which the Convertible Notes are convertible and the transactions contemplated by the PIPE Equity Subscription Agreement and the Convertible Note Subscription Agreement will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure

On November 30, 2022, Iris issued a press release announcing the execution of the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The foregoing Exhibit 99.1 is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the proposed business combination, the new public company to be formed in connection with the business combination, ParentCo, to be renamed Liminatus Pharma, Inc. at the closing, intends to file a registration statement on Form S-4 (as it may be amended from time to time, the “Form S-4”) with the SEC. The Form S-4 will include a proxy statement/prospectus of Iris and a preliminary prospectus of ParentCo. The definitive proxy statement/prospectus will be sent to all Iris stockholders after it is declared effective by the SEC. Additionally, both Iris and ParentCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. The information contained in, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release. Before making any voting or investment decision, investors and security holders of Iris are urged to read the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in the Solicitation

Under SEC rules, Iris, ParentCo and Liminatus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Iris’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Iris’s directors and officers in Iris’s filings with the SEC, including Iris’s annual report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”), Iris’s initial public offering final prospectus, which was filed with the SEC on March 8, 2021, and Iris’s subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. To the extent that holdings of Iris’s securities by Iris’s insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Iris’s stockholders in connection with the business combination will be included in the proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between Iris and Liminatus. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem, “ “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this Current Report. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Liminatus’s, ParentCo’s and Iris’s expectations with respect to anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Iris’s Form 10-K and initial public offering prospectus, and its subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, there will be risks and uncertainties described in the Form S-4 and other documents filed by Iris from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Many of these factors are outside Liminatus’s and Iris’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this Current Report, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against Iris or Liminatus following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placement of common stock and convertible notes or due to failure to obtain approval of the stockholders of Iris; (3) the risk that the proposed business combination may not be completed by Iris’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Iris; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of Iris, and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (7) volatility in the price of Iris’s or the combined company’s securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Liminatus operates; (14) the impact of the global COVID-19 pandemic; (15) the potential inability of the combined company to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (16) the enforceability of Liminatus’s intellectual property, including its licenses and related patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (17) other risks and uncertainties described in Iris’s Form 10-K, its initial public offering prospectus, and its subsequent quarterly reports on Form 10-Q, current reports on Form 8-K and to be described in the Form S-4 and other documents to be filed by Iris and ParentCo from time to time with the SEC. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty.

Liminatus, ParentCo and Iris caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Liminatus, ParentCo or Iris gives any assurance that Liminatus, ParentCo or Iris will achieve its expectations. None of Liminatus, ParentCo or Iris undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Disclaimer

This Current Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement, dated November 30, 2022, by and among Iris Acquisition Corp, Iris Parent Holding Corp., Liminatus Pharma, LLC, Liminatus Pharma Merger Sub, Inc. and SPAC Merger Sub, Inc.
10.1	Sponsor Support Agreement, dated November 30, 2022, by and among Iris Acquisition Corp, Liminatus Pharma, LLC and Iris Acquisition Holdings LLC.
10.2	Lock-Up Agreement, dated November 30, 2022, by and among Iris Parent Holding Corp., Iris Acquisition Holdings LLC, Consonatus LLC, Car-Tcellkor Inc., Curis Biotech Holdings LLC and Ewon Confortech Co., Ltd.
10.3	PIPE Subscription Agreement, dated November 28, 2022, by and among Iris Acquisition Corp and Iris Parent Holding Corp.
10.4	Sponsor Forfeiture Agreement, dated November 30, 2022, by and between Iris Acquisition Holdings LLC and Iris Acquisition Corp.
10.5	Form of Amended and Restated Registration Rights Agreement, by and among, Iris Acquisition Corp, Iris Parent Holding Corp, Iris Acquisition Holdings LLC, Cantor Fitzgerald & Co. and certain other parties thereto.
10.6	Convertible Note Subscription Agreement, dated November 30, 2022, by and among Iris Acquisition Corp, Iris Parent Holding Corp., and the PIPE Subscriber.
10.7	Form of Convertible Note.
99.1	Joint Press Release of Iris Acquisition Corp and Liminatus Pharma, LLC, dated November 30, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Iris agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request; provided, however, that Iris may request confidential treatment for any such schedules so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRIS ACQUISITION CORP

Date: December 1, 2022	By:	/s/ Sumit Mehta
		Name:	Sumit Mehta
		Title:	Chief Executive Officer